Mail Stop 4720

July 23, 2009

A.J. Kazimi
Chairman and CEO
Cumberland Pharmaceuticals Inc.
2525 West End Avenue, Suite 950
Nashville, Tennessee 37203

> **Re:** **Cumberland Pharmaceuticals Inc.**
> **Registration Statement on Form S-1, Amendment 19**
> **Filed July 17, 2009**
> **File No. 333- 142535**

Dear Mr. Kazimi:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Summary consolidated financial data, page 5

1. Please expand your disclosure in footnote (3) to show how the pro forma amounts, that give effect to the adjustments related to the expected Option Transaction, are computed. This comment also applies to your disclosure in footnote (1) to the capitalization table.

Use of Proceeds, page 24

2. We note your disclosure that you will use $4.2 million for the repayment of your term loan under your loan agreement with Bank of America. Please revise the discussion of the use of proceeds to clarify that you will enter into a new loan agreement with Bank of America for $18 million of term debt and a $4 million credit facility and that the proceeds of this loan will be used to pay a portion of the $29.0 million minimum statutory tax withholding requirements relating to the option exercises by Mr. Kazimi and Ms. Marstiller.

Liquidity and Capital Resources, page 43

3. Please revise to quantify the net proceeds from the option exercises.

Products, page 55

4. Please revise your disclosure relating to p values to explain what these values mean.

Certain relationships and related party transactions, page 99

5. Please revise the discussion of each of A.J. Kazimi's and Jean M. Marstiller's exercises to quantify the following information:

    - The aggregate option exercise price paid by each individual;
    - The number of shares that will be repurchased from each individual, assuming a fair market value at the midpoint of your offering range; and
    - The net proceeds to the company from the exercises and repurchases.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

       You may contact Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or Suzanne Hayes at (202) 551-3675 with any other questions.

                                         Sincerely,

                                         Jeffrey Riedler
                                         Assistant Director

cc: Martin S. Brown, Esq.
       Virginia Boulet, Esq.
       Adams and Reese LLP
       424 Church Street, Suite 2800
       Nashville, Tennessee 37219